UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

GRUPO TELEVISA RESPONDS TO INTERNET RIGHTS RULING

Mexico City, July 17, 2009 — Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO). In response to today’s ruling by U.S. District Judge Philip S. Gutierrez, Televisa stated that it is disappointed with the judge’s decision and plans to appeal.  Importantly, the judge’s ruling does not grant Univision the right to distribute Televisa content over the Internet, and this decision has no effect on Televisa’s business as the company does not derive any revenues from the transmission of content over the Internet in the United States.

Televisa stated, “While we do not agree with the judge's ruling, it is disingenuous for Univision to characterize this decision as anything more than a pyrrhic victory that maintains the status quo. Univision does not have the right to broadcast Televisa content over the Internet, and Televisa would vigorously oppose any such frivolous claim by Univision that it does.  It would seem that the only apparent winners in this ruling are Internet sites that are unauthorized to replay the content."

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct to home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

###

Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 21, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President